UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
							April 1, 2005


Via Facsimile and U.S. Mail

Mr. Michael Montgomery
Chairman of the Board and President
Trek Resources, Inc.
4925 Greenville Avenue, Suite 955
Dallas, Texas  75206

Re:	Trek Resources
Preliminary Proxy Materials amended on March 7, 2005
File No. 0-32491

Schedule 13E-3 amended on March 7, 2005
      File No. 5-78060

      Form 10-KSB for the year ended September 30, 2004
      Filed on December 29, 2004
      Draft amended materials dated March 7, 2005
      File No. 0-32491

Dear Mr. Montgomery:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Background of the Merger, page 14

1. You cite, in several locations, your inability (i) to access the capital markets and (ii) to use your stock as "consideration for acquisition transactions." Briefly describe what attempts you have made in the last year in either of those two areas.

Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split, page 25

2. We note your response to prior comment 22. Please further expand your disclosure to explain why your going concern value cannot be determined with accuracy.

Accounting Comments

3. Please monitor the requirement to update the financial statements as required by Item 310(g) of Regulation S-B.
Closing Comments

	File amendments to the Form 10-KSB, Form 14C, and Schedule
13E-3
in response to these comments. Please file clearly and accurately marked copies of the amendments and include in your response letter page references to the amendments indicating where changes in response to our comments are located. Please also note the location of any material changes made for reasons other than in response to our comments. In the event you disagree with any of these comments, provide the basis in your response letter. We may have additional comments based on your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions concerning any accounting issues to Gabrielle Malits (202) 942-2873, or in her absence, to Kimberly Calder, Assistant Chief Accountant, at (202) 942-1879. Direct questions relating to all other disclosure issues to Melinda Kramer at (202) 942-1938 or in her absence, to the undersigned at (202) 942-
1870.
      Sincerely,



								H. Roger Schwall
								Assistant Director

cc:	Melinda Kramer
	Gabrielle Malits
	Kimberly Calder
	Lillian Brown
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Trek Resources, Inc.
April 1, 2005
Page 1